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SEC FILE NUMBER
8-66052

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEACAP SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

392 SPRINGFIELD AVENUE, 2ND FLOOR
(No. and Street)

SUMMIT	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL
(Name – *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGARET CHAN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SEACAP SECURITIES LLC _____ , as

of DECEMBER 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CEO

Title

See Attached Y-F

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of <u>Santa Barbara</u>

Subscribed and sworn to (or affirmed) before me on this <u>12th</u>
day of <u>February</u>, 20<u>21</u>, by <u>Margaret Chan—</u>

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



YESENIA TORCHIA
Notary Public - California
Santa Barbara County
Commission # 2184425
My Comm. Expires Mar 21, 2021

(Seal)   Signature <u>Yesenia Torchia</u>

SEACAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2020

SEACAP SECURITIES LLC

TABLE OF CONTENTS

December 31, 2020

The accompanying notes are an integral part of these financial statements.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of SeaCap Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SeaCap Securities LLC (the "Company") (a Delaware limited liability company), as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SeaCap Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2003.

Woodbury, New York
February 27, 2021

SEACAP SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets		
Cash	$	72,652
Prepaids		2,912
Total Assets	$	75,564

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Expenses	$	5,500
Due to Affiliate		5,629
Total Liabilities		11,129
MEMBER'S EQUITY		64,435
Total Liabilities and Member's Equity	$	75,564

The accompanying notes are an integral part of these financial statements.

Note 1 - Business Summary

Seacap Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

Recent accounting pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease, and is effective for the Company beginning in January 2019. The Company does not have any direct leases, and any expenses related to leases is through the expense sharing agreement with the Parent.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxes on their pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. The Company is a taxable entity in the state of California and the District of Columbia.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - <u>Regulatory Requirements</u>

<u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $61,523, which was $11,523 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 18.09%.

<u>Exemption from Rule 15c3-3</u>

The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $24,000. ,

Note 6 - Fair Value

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplished the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value Measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets of liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, account receivable, accrued expenses and other liabilities, and deferred revenue.

Note 7 - Risk and Uncertainties – COVID-19

Subsequent to December 31, 2020, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

Note 8 - Uncertain Tax Positions

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 9 - Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2021. Subsequent events have been evaluated through that date.